Exhibit 4.3

EXCLUSIVE OPTION AGREEMENT

This EXCLUSIVE OPTION AGREEMENT (this “Agreement”) is made as of November 7, 2012 by and between Nautilus Marine Acquisition Corp., a Marshall Islands company (including its affiliates and present and to-be-formed subsidiaries, the “Company”) and Vega Resource Group A.S. (or nominee), a limited company incorporated in Norway (together with its affiliates, “Vega”).

WHEREAS, Company has expended and desires to expend additional valuable time and resources towards structuring, sourcing and financing a business transaction (the “Existing Business Transaction”) between itself and Assetplus Limited, a Cyprus company in which Vega is a shareholder (“APL”), pursuant to which Company will become a holding company directly owning 100% of the issued and outstanding securities of APL, which in turn owns a) one Special Purpose Company (SPC) entity having six time charter agreements with Petróleo Brasileiro S.A. or its Affiliates (“Petrobras”) where such time charter agreements are unrelated to the Time Charters (as defined below) and b) four vessel-owning Special Purpose Vehicle (SPV) entities (as defined below), each of which owns or has contracts to acquire a certain vessel and each of which is assigned to one of the six time charter agreements of the SPC;

WHEREAS, separate and apart from the Existing Business Transaction, Vega is presently tendering for two Platform Supply Vessel time charter arrangements with a duration of 4 years firm plus 4 years optional extension at a gross daily rate of US$ 21,200 (collectively the “Time Charters”, and each a “Time Charter”) with Petrobras, which Time Charters may be awarded by and at the discretion of Petrobras to any one or all of two Special Purpose Vehicles, namely Vega Chaser AS and Vega Challenger AS (collectively, the “SPVs”), each of which is wholly-owned by Vega;

WHEREAS, Vega directly owns 100% of the issued and outstanding securities of each SPV free and clear of any lien or encumbrance;

WHEREAS, the Company and its officers and directors have expertise in the areas of shipping transactions, including matters related to the structure, sourcing and financing of such transactions;

WHEREAS, in light of the cooperation of the Company and Vega in connection with the Existing Business Transaction, Vega desires to engage the structuring, financing and vessel sourcing expertise of Company, and of its officers and directors, in connection with the award of any Time Charter to an SPV, the sourcing of vessels to satisfy such Time Charters and the financing for the acquisition of such vessels and related matters; and

WHEREAS, in consideration of its continuing efforts in connection with the Existing Business Transaction and in consideration of the time, effort and resources to be expended by the Company in connection with assisting Vega with the Time Charters ad SPVs, Vega desires to offer the Company an exclusive option to acquire 100% of the equity of each and every SPV which will have a Time Charter awarded by Petrobras, pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises (which are included as operative aspects of this Agreement), the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.           Exclusive Option.  Vega hereby irrevocably grants the Company an exclusive option (the “Option”) during the Option Period (as defined below), exercisable in the sole and absolute discretion of the Company, to acquire 100% of the equity interests in each Chartered SPV (as defined below), which option shall include all rights to any Awarded Time Charter (as defined below).  Upon any SPV having been awarded an Awarded Time Charter, and in no event later than 5 business days thereafter, Vega shall send the Company a written notice (the “Option Notice”) which shall identify by its full legal name of the Chartered SPV, a description of the material terms of the applicable Time Charter, and all other material business terms related thereto.  The right of the Company to exercise the Option shall be exercised by delivering written notice (the “Notice of Exercise”) to Vega of the exercise thereof prior to the expiration of the Option Period.  Within 15 banking days following the date of the giving by the Company of the Notice of Exercise, or such other period of time as agreed to in writing by and between the Company and Vega, Vega shall transfer to the Company and the Company shall acquire the Awarded Time Charter or 100% of the equity interests in the entity holding such Awarded Time Charter (the “Charter Holding Entity”) as well as 100% of the equity interests in the corresponding Chartered SPV in exchange for payment of the Consideration (as defined below) to Vega, whereupon such Chartered SPV and the Charter Holding Entity, if any, shall become a wholly-owned subsidiaries of the Company or its nominee (the “Closing Date”).  As used in this Agreement, “Chartered SPV” means any SPV awarded a Time Charter by or on behalf of Petrobras; “Awarded Time Charter” means a Time Charter awarded to an SPV by or on behalf of Petrobras; “Option Period” means the period beginning on the date of this Agreement and ending on the later of February 28, 2013 or 14 calendar days after the award of each Awarded Time Charter unless further extended by the parties hereto in writing; and “Consideration” means, in connection with the acquisition of the Awarded Time Charter, the Chartered SPV and the Charter Holding Entity, if any, a purchase price of $2,200,000, which shall be payable in cash as follows: (i) 25%, or $550,000 at the Closing Date, (ii) 25%, or $550,000, ninety (90) days after the Closing Date and (iii) 50%, or $1,100,000, one-hundred eighty (180) calendar days after the Closing Date.

2.           Exclusivity.  Beginning the date hereof and terminating upon the expiration of the Option Period, or as otherwise extended by mutual agreement of the Parties: (i) Vega, as sole equity holder of each SPV will cease, and will cause their respective employees, legal counsel, financial advisors, accountants, consultants, and other representatives to cease, all existing discussions between or on behalf of Vega or an SPV, on the one hand, and any third party, on the other hand, with respect to any Acquisition Proposal (as defined below); (ii) neither Vega, nor its affiliates or agents will engage in or continue any action or activity pursuant to which any person or entity, directly or indirectly, solicits, entertains or enters into any agreement, negotiations with, or furnishes any information to, any person or entity with respect to an Acquisition Proposal and (iii) neither Vega, its equity holders, nor affiliates or agents will engage in or continue any discussions, conversations or communications whatsoever with any third party concerning or relating to raising additional sources of capital (whether via debt financing, equity financing, or some combination thereof).  As used herein, “Acquisition Proposal” means (other than this Agreement or the Existing Transaction) any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any person, entity or group, at any time relating to a share purchase or sale, merger, take-over bid, plan of arrangement, reorganization, recapitalization, consolidation, sale of all or substantially all the assets of any SPV, share sale or exchange, business combination or similar transaction, involving any SPV and any third party.

3.           Term. This Agreement shall become effective on its execution and shall remain in effect for a period to expire upon June 30, 2013, unless otherwise extended by the Parties.

4.           Notices. All notices or communications hereunder shall be in writing, addressed as follows: if to the Company: Nautilus Marine Acquisition Corp., 90 Kifissias Avenue, Maroussi 15125, Athens, Greece, Attention: Prokopios “Akis” Tsirigakis, Fax: _+30 210 876 4877_; with a copy to (but which shall not constitute notice to the Company) to: Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, NY 10017, Attention:  Barry I. Grossman, Esq.; if to Vega: Vega Resources Group AS, Radhusgata 3, 4611 Kristiansand, Norway or P.O. Box 54, 4661 Kristiansand, Norway, ,Attn: Per Schoyen, Fax: _+47 23 62 62 02.  All notices, statements or other documents which are required or contemplated by this Agreement shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party.  Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile transmission or email, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

5.           Severability. If any term or provision of this Agreement or the performance thereof shall be invalid or unenforceable to any extent, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement and this Agreement shall be valid and enforced to the fullest extent permitted by law.

6.           Entire Agreement.  This Agreement, as the same may be amended from time to time in accordance with the terms hereof, contains the entire agreement among the parties hereto relating to the specific subject matter hereof (and not, for the avoidance of doubt, with respect to the Existing Business Transaction) and supersedes in all respects any prior or other agreement or understanding concerning such subject matter as between the Company and Vega.

7.           Waiver.  The failure of any of the parties hereto to at any time enforce any of the provisions of this Agreement shall not be deemed or construed to be a waiver of any such provision, nor to in any way effect the validity of this Agreement or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Agreement.  No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

8.           Amendment. This Agreement may only be amended by written agreement of the parties hereto.

9.           Survival. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations. The provisions of this Section 9 are in addition to the survivorship provisions of any other section of this Agreement.

10.         Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.  Delivery of a signed counterpart of this Agreement by facsimile or electronic transmission shall constitute valid and sufficient delivery thereof.

11.         Headings.  The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

12.         Mutual Drafting.  This Agreement is the joint product of Vega and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

13.         Governing Law; Arbitration.  This Agreement shall be governed by and construed under the laws of the State of New York, USA, without regard to conflicts of laws principles.  Any controversy or claims arising out of or relating to a Party’s performance under this Agreement, the Parties’ inability to agree on any provision to be agreed upon or the interpretation or effectiveness of this Agreement, shall upon the written request of a Party have the right to commence arbitration proceedings to resolve the dispute in accordance with the following procedures.  All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) by one or more referees or arbitrators appointed in accordance with said Rules of Arbitration. Any Party to this Agreement shall also have the right to have recourse to, and shall be bound by, the Pre-Arbitral Referee Procedure of the ICC in accordance with its Rules for a Pre-Arbitral Referee Procedure, including without limitation any order of a single referee for preliminary injunction.  Any arbitration pursuant to this Section 13 shall be conducted in the English language and shall be held in London, United Kingdom.  The decisions of the referee or arbitrator(s) shall be rendered to the Parties in writing, and shall be final and binding.  The costs and expenses of the referee or arbitrator(s) shall be borne equally by the Parties, but each Party shall bear its own expenses incurred in the proceedings.  The referee or arbitrator(s) shall have no authority to award punitive damages.

14.         Trust Waiver. Reference is made to the final prospectus of the Company, dated July 14, 2011 (File No. 333-174634) (the “Prospectus”).  Vega, on behalf of itself and its affiliates, warrants and represents that it has read the Prospectus and understands that the Company has established a trust account containing the proceeds of its initial public offering (“IPO”) and certain additional proceeds (collectively with the initial principal and interest accrued from time to time thereon, the “Trust Account”) initially in an amount of $48,480,000 for the benefit of the Company’s public stockholders (“Public Stockholders”) and certain parties (including the underwriters of the IPO) and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (i) to the Public Stockholders in the event they elect to redeem their shares of common stock of the Company in connection with the consummation of its initial business combination (as such term is used in the Prospectus) (“Business Combination”), (ii) to the Public Stockholders if the Company fails to consummate its Business Combination within 19 months from the closing of the IPO and (iii) to the Company after or concurrently with the consummation of its Business Combination.  For and in consideration of the Company entering into this Agreement with Vega and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Vega, on behalf of itself and its affiliates, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account, or make any claim against, the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between the Company and Vega, this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Claims”).  Vega, on behalf of itself and its affiliates, hereby irrevocably waives any Claims it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including, without limitation, for an alleged breach of this Agreement).  Vega, on behalf of itself and its affiliates, agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Company to induce it to enter in this Agreement, and Company further intends and understands such waiver to be valid, binding and enforceable under applicable law.  To the extent Vega or any affiliate of Vega commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company, which proceeding seeks, in whole or in part, monetary relief against the Company, Vega, on behalf of itself and its affiliates, hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Vega (or any party claiming on Vega’s behalf or in lieu of Vega) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.  In the event that Vega (or any party claiming on Vega’s behalf or in lieu of Vega)commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Vega, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, the Company shall be entitled to recover from Vega the associated legal fees and costs in connection with any such action, in the event the Company prevails in such action or proceeding.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first specified above.

NAUTILUS MARINE ACQUISITION CORP.

By:	/s/ George Syllantavos
Name: George Syllantavos
Title: Co- Chief Executive Officer

VEGA RESOURCES GROUP A.S.

By:	/s/ Per Schoyen P.P.
Name: Per Schoyen P.P.
Title: Chief Executive Officer